Exhibit 99.4



        MEMORANDUM OF UNDERSTANDING, dated March 7, 2002, between DENTSU INC., a company organized under the laws of Japan ("Dentsu"), and PUBLICIS GROUPE S.A., a societe anonyme organized under the laws of the Republic of France ("Publicis"):

        WHEREAS, Publicis has entered into an Agreement and Plan of Merger (the "Merger Agreement") with B|Com3 Group, Inc., a corporation organized under the laws of Delaware ("B|Com3"), and a wholly-owned Delaware subsidiary of Publicis (the "Acquisition Company"), providing among other things for the merger (the "Merger") of B|Com3 into the Acquisition Company;

        WHEREAS, Dentsu has entered into a support agreement, dated this date (the "Support Agreement"), with Publicis and the Acquisition Company;

        WHEREAS, Dentsu has entered into a Memorandum of Understanding (the "Support Agreement MOU") with Publicis, a complete and correct copy of which is attached hereto as Exhibit A; and

        WHEREAS, upon the consummation of the Merger and the transactions contemplated by the Support Agreement and the Support Agreement MOU, Dentsu will be the owner of voting ordinary shares (actions ordinaires) of Publicis representing in the aggregate not less than 15% of the voting power of Publicis (the "Publicis Shares");

        THE PARTIES HERETO desiring to be bound have agreed as follows:

        1. Publicis wishes Dentsu to become, and Dentsu wishes to become, a holder of the Publicis Shares on the terms and conditions set out in the Merger Agreement, the Support Agreement and the Support Agreement MOU.

        2. On or before the first date on which Dentsu is required pursuant to the Support Agreement to vote in favor of the Merger, Dentsu and Publicis will enter into a shareholders' agreement (the "Publicis Shareholders' Agreement") providing for the following:

                  (i) So long as Dentsu owns directly or indirectly not less than 10% of the outstanding ordinary shares of Publicis (taking into account only diminutions in Dentsu's ownership by reason of any transfer of Publicis Shares by Dentsu or any failure by Dentsu to exercise its preemptive rights (droits preferentiels de souscription) or any rights of Dentsu that would entitle it to subscribe to shares on the same terms and in the same quantity as if it were exercising such preemptive rights), Publicis will present to its shareholders one or several resolutions for the appointment of two members of the Supervisory Board of Publicis designated by Dentsu (one of such designees to be a representative director of Dentsu) and such




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        designees may be replaced by Dentsu in its discretion. If the size of the Supervisory Board is increased, the number of members that Dentsu may appoint will be increased so that Dentsu will be entitled to appoint a number of members of the Supervisory Board that is proportionate to its voting power in Publicis (rounded up to the nearest whole number).

                  (ii) Until July 1, 2012 (the "Expiration Date"), Dentsu will be subject to a "standstill" limiting its ownership of Publicis shares to the number of shares that entitles it to 15% of the voting power of Publicis, and to other customary standstill provisions such as those provisions of the Investment Agreement between Dentsu and B|Com3 (the "Investment Agreement"), subject to exceptions no less (or more) favorable to Dentsu than those set out in the standstill provision of the Investment Agreement, except such provisions as would not be relevant in the context of the Merger, the other provisions of the Publicis Shareholders' Agreement and the provisions of the EB Shareholders' Agreement that is contemplated by the Memorandum of Understanding, dated this date, between Dentsu and Madame Elisabeth Badinter. Notwithstanding the foregoing, Dentsu shall be entitled to buy Publicis shares on the open market to the extent it has not been given by Publicis the opportunity to keep its level of voting power at the percentage permitted by this clause (ii) of Section 2 through the exercise of preemptive rights (droits preferentiels de souscription). To permit Dentsu to comply with this clause (ii), Publicis shall give notice to Dentsu not later than the fifteenth day of each month of the total number of voting rights of all Publicis shareholders existing, to the best of its knowledge, as of the first day of such month.

                  (iii) Publicis will present to its shareholders' meetings such resolutions as may be necessary or appropriate to protect Dentsu against any dilution resulting from a capital increase in cash to which Dentsu may not subscribe by using preemptive rights (droits preferentiels de souscription).

                  (iv) Until the Expiration Date, Dentsu shall be prohibited from transferring any ordinary shares of Publicis. Thereafter, the transfer of ordinary shares of Publicis by Dentsu shall be subject to restrictions that are substantially identical to those set out in
        Section 8.2(d) and (e) of the Investment Agreement, subject to modifications necessary to reflect the structure of the Merger.

                  (v) The term of the Publicis Shareholders' Agreement will expire on the Expiration Date unless it is renewed for an additional term of 10 years by agreement of Dentsu and Publicis.

        3. Dentsu and Publicis agree that, if any of the arrangements contemplated by this Memorandum of Understanding would result in Dentsu's inability to equity account for


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its investment in Publicis, Dentsu and Publicis shall use their respective best efforts to adjust such arrangements to the extent necessary so as to permit Dentsu to equity account for its investment in Publicis, provided that the economic and legal substance of such adjusted arrangements will be substantially equivalent to that of the arrangements contemplated initially by this Memorandum of Understanding.

        4. Dentsu and Publicis will instruct their respective advisers to negotiate and draft expeditiously the Publicis Shareholders' Agreement giving effect to this Memorandum of Understanding, and will execute and deliver the same. The Publicis Shareholders' Agreement will be in the English language and will be governed by the laws of the Republic of France. Absent the execution and delivery of the Publicis Shareholders' Agreement on or before the first date on which Dentsu is required pursuant to the Support Agreement to vote in favor of the Merger, Dentsu and Publicis will continue to be bound by the terms of this Memorandum of Understanding. All disputes arising under this Memorandum of Understanding or the Publicis Shareholders' Agreement or relating hereto or thereto will be settled by binding arbitration in Geneva under the Rules of the London Court of International Arbitration (the "LCIA"). The arbitral tribunal will be composed of two arbitrators chosen by the respective parties and a chairman chosen by such arbitrators, and if they fail to agree, by the President of the "Tribunal de Premiere Instance du Canton de Geneve". The arbitration will be conducted in the English language.

        5. This Memorandum of Understanding will be governed in all respects, including as to validity, interpretation and effect, by the laws of the Republic of France.

        6. The parties will keep this Memorandum of Understanding strictly confidential and will not disclose it or the transactions contemplated hereby except as may be required by applicable law and stock exchange rules and to their respective advisers. Except as may be required by applicable law or the rules of any securities exchange on which a party's securities are traded, any press release or similar communication by either party as to this Memorandum of Understanding or the transactions contemplated hereby must be reviewed by and approved in advance in writing by the other party and the other party must be given a reasonable opportunity to comment thereon.


     DENTSU INC.                              PUBLICIS GROUPE S.A.
      /s/ Yutaka Narita                        /s/ Maurice Levy
     -----------------------                  -------------------------------
     By:  President                           By: President du Directeur


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